SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission File No. 1-7810

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan)

ENERGEN CORPORATION

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

Required Information.   The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2011 and 2010, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of Pricewaterhouse Coopers LLP are filed as a part of this annual report:

Signatures:   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

/s/ William K. Bibb	June 26, 2012
William K. Bibb	Date
Chairman of Energen Benefits Committee and
Vice President-Human Resources, Energen Corporation

Energen Corporation

Employee Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

Energen Corporation

Employee Savings Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Energen Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Energen Corporation Employee Savings Plan (the “Plan”) at December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Birmingham, Alabama

June 26, 2012

Energen Corporation

Employee Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value (Notes 4, 5 and 6)
Energen Stock Fund	$136,615,512	$143,176,720
Other investments	161,360,632	158,060,865

Total investments	297,976,144	301,237,585
Notes receivable from participants	6,148,597	5,996,638
Employer contributions receivable	318,940	483,866
Employee contributions receivable	328,884	507,743

Total assets	304,772,565	308,225,832

Net assets available for benefits	$304,772,565	$308,225,832

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Employer contributions	$6,805,204
Employee contributions	7,567,696
Interest and dividend income	5,579,802
Net appreciation in fair value of investments (Notes 4 and 5)	3,792,864
Other additions	6,394

Total additions	23,751,960

Deductions
Distributions to participants	27,164,885
Insurance premiums	724
Administrative expenses	38,170
Decrease in cash surrender value of life insurance	1,448

Total deductions	27,205,227

Net decrease	(3,453,267)
Net assets available for benefits
Beginning of year	308,225,832

End of year	$304,772,565

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of Plan

The following description of the Energen Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established to cover substantially all employees of Energen Corporation and its subsidiaries (the “Employer”). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Employees are eligible to participate in the Plan after completing three months of service as defined in the Plan agreement. Prior to October 2011, enrollment was initiated by the employee through use of enrollment forms which the plan sponsor received from the employee and provided to the Trustee. Effective October 2011, the Plan was amended where by the Trustee assumed the enrollment function and eligible employees were auto enrolled in the Plan. The Trustee distributes new enrollment packages 30 days in advance of eligibility to notify the employee of the impending enrollment in the plan; however, the employee has the option to contact the Trustee and opt-out of the enrollment.

The Plan is administered by the Energen Benefits Committee (“Administrative Committee”) whose members are appointed by the Board of Directors of the Employer. The assets of the Plan are held and invested by Vanguard Fiduciary Trust Company (the “Trustee”).

Contributions

Effective January 1, 2010, the Plan was amended to permit Roth employee elective contributions. Contributions to the Plan may consist of employee pre-tax and/or Roth elective contributions, employer matching contributions, Employer Supplemental Contributions, and rollover contributions. The Employer makes additional cash Employer Supplemental Contributions that are invested according to the employee’s elective investment allocations. The Employer Supplemental Contributions are made on behalf of each eligible employee in the amount of the following percentage of the employee’s pay on the basis of his age as of the last day of the Plan year:

Age	Percent of Pay

15–44	3.0%
45–54	3.5%
55–64	5.5%
65 and older	7.0%

Employee elective contributions, if any, are made by payroll deduction in an amount equal to any whole percentage of the employee’s compensation (limited to the first $245,000 of the employee’s compensation for the year ending December 31, 2011), not to exceed 30% thereof and not less than 2% thereof. Employer matching contributions are invested directly into the Energen Stock Fund. This contribution is currently 50% of each employee’s elective contribution not to exceed 6% of the employee’s compensation. The Employer has the discretion to increase or decrease the employer matching contribution percentage. A participant can exchange up to 100% of the assets invested in the Energen Stock Fund, including those assets received through employer matching contributions, for various other investment options.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

The Plan is designed to take advantage of “safe harbor” rules under the Internal Revenue Code (“IRC”). For participants of the Plan, the Employer will contribute a safe harbor contribution equal to 3% of his/her pay for the Plan year, regardless of any employee elective contributions that are made. This safe harbor contribution will be made to the Employer Supplemental Contribution portion of the Plan. Participants will be fully vested in the Employer’s safe harbor contribution and matching contribution.

Investment Options

The Plan provides for separate investment programs which allow participants to direct their investing among the different investment options. The Plan offers twenty-five mutual funds and one money market fund as investment options for participants. Effective January 1, 2004, the Energen Stock Fund was no longer offered to participants as an elective investment option.

Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund, which invests in universal life insurance policies. The insurance premium amounts are deducted from the participant’s pay on a tax deferred basis along with other employee elective contributions to the Plan. The Employer then directly remits payment to the insurance company to cover the insurance premiums. These universal life insurance policies are held by Genworth Life and Annuity Insurance Company, formerly known as First Colony Life Insurance Company.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance as defined in the Plan agreement. Loan transactions are treated as transfers between the investment fund and notes receivable from participants. These loans are carried at the loan’s unpaid principal balance plus accrued interest and are recorded as notes receivable from participants in the statements of net assets available for benefits. Loans must be repaid within five years unless such loan is used to acquire a principal residence. Interest rates on outstanding loans ranged from 4.25% to 10% at December 31, 2011 and 4.50% to 10.50% at December 31, 2010.

Participants’ Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the employees’ elective pre-tax and/or Roth and rollover contributions, their allocated portion of the employer matching and Employer Supplemental Contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances.

A participant who has separated from service may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $5,000 or more. The investment of a participant’s account in the Energen Stock Fund shall be distributed in the form of a lump-sum distribution of either Energen stock or cash as the participant (or beneficiary) elects.

Vesting

Each participant has a fully vested interest in their total account balance in the Plan.

Forfeitures

The Employer uses all forfeitures to reduce subsequent employer contributions to the Plan. At December 31, 2011, the unused forfeiture balance was approximately $160.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Termination

The Employer retains the right to amend or terminate the Plan at any time. No amendment may permit any Plan assets to revert to the Employer, reduce a participant’s benefit, or be used for any purpose other than to provide benefits to participants and their beneficiaries. In the event of termination, the Administrative Committee may, with the Employer’s approval, either (1) continue the Vanguard Fiduciary Trust Company Trust Fund (“Trust Fund”) either through the existing trust agreement or through successor funding media or (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfers to another qualified plan, or any other form selected by the Administrative Committee. Any asset not required to be distributed to participants will be returned to the Employer.

2.	Summary of Significant Accounting Policies

Basis of Financial Statements

The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative Fees

The Employer provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

3.	Income Tax Status

The Plan obtained its latest determination letter on October 6, 2003, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) and was, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan has applied for but has not received a new determination letter from the IRS to reflect all amendments

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

to the Plan. However, the Plan’s administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes or uncertain tax positions has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

4.	Investments

Investments at December 31, 2011 and 2010 consist of the following:

	Fair Value
	2011	2010

* Energen Stock Fund	$136,615,512	$143,176,720
Mutual funds	144,592,295	142,059,838
Money market fund	16,734,406	15,965,648
Cash surrender value of life insurance	33,931	35,379

	$297,976,144	$301,237,585

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net appreciation in fair value of $3,792,864 during the year ended December 31, 2011 as follows:

* Energen Stock Fund	$6,629,553
Mutual funds	(2,836,689)

$3,792,864

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2011 and 2010:

	Fair Value
	2011	2010

* Energen Stock Fund	$136,615,512	$143,176,720
Vanguard 500 Index Fund	$21,010,102	$20,252,750
Vanguard Prime Money Market Fund	$16,734,406	$15,965,648

*   Investment is comprised of nonparticipant-directed activity. Prior to January 1, 2004, the Energen Stock Fund was an available elective investment option offered to participants. Therefore, balances in the Energen Stock Fund at December 31, 2011 and 2010 include these participant elections.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

5.	Nonparticipant-Directed Investment

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investment are as follows:

	December 31,
	2011	2010

Net assets
Energen Stock Fund, at fair value	$136,615,512	$143,176,720
Employer contributions receivable	114,986	173,413

	$136,730,498	$143,350,133

Year Ended December 31, 2011

Changes in net assets
Employer contributions	$2,579,448
Dividend income	1,519,567
Net appreciation in fair value of investment	6,629,553
Distributions to participants	(9,942,245)
Administrative expenses	(7,498)
Transfers to participant-directed investments	(7,398,460)

$(6,619,635)

6.	Fair Value Measurements

FASB ASC 820-10, Fair Value Measurements and Disclosures, provides a definition of fair value which focuses on an exit price rather than an entry price, establishes a framework for measuring fair value which emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and requires expanded disclosures about fair value measurements. In accordance with FASB ASC 820-10, the Plan may use valuation techniques consistent with the market, income and cost approaches to measure fair value.

To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair value hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1	Quoted prices in active markets for identical debt and equity securities.

Level 2	Prices determined using other significant observable inputs that other market participants would use in pricing a security, including quoted prices for similar securities.

Level 3	Prices determined using significant unobservable inputs. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

There have been no changes in the methodologies used at December 31, 2011 and 2010. A summary of the inputs used in the fair value measurements as of December 31, 2011 and 2010 involving the Plan’s assets and liabilities carried at fair value, is as follows:

Energen Stock Fund

Valued at the closing price reported on the active market on which the Energen Corporation Common Stock is traded, plus the amortized cost of the money market fund portion and the fair value of the cash portion of the Energen Stock Fund.

Mutual Funds

Valued at the net asset value of shares held by the Plan at year end.

Money Market Fund

Valued based on amortized cost, which approximates fair value.

Life Insurance Policies

Valued at cash surrender value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Energen Stock Fund	$136,615,512	$-	$-	$136,615,512
Mutual funds
Large blend	46,746,272	-	-	46,746,272
Moderate allocation	14,894,130	-	-	14,894,130
Foreign large blend	13,797,367	-	-	13,797,367
Large value	11,586,799	-	-	11,586,799
Intermediate-term bond	10,305,059	-	-	10,305,059
Mid-cap blend	10,200,548	-	-	10,200,548
Small blend	10,034,595	-	-	10,034,595
Large growth	9,967,397	-	-	9,967,397
Long-term bond	8,201,513	-	-	8,201,513
Inflation protected bond	5,270,952	-	-	5,270,952
Short-term bond	3,587,663	-	-	3,587,663
Money market fund	16,734,406	-	-	16,734,406
Cash surrender value of life insurance		33,931	-	33,931

Total assets at fair value	$297,942,213	$33,931	$-	$297,976,144

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Energen Stock Fund	$143,176,720	$-	$-	$143,176,720
Mutual funds
Large blend	45,661,274	-	-	45,661,274
Foreign large blend	16,290,802	-	-	16,290,802
Moderate allocation	15,072,079	-	-	15,072,079
Large value	11,623,173	-	-	11,623,173
Small blend	10,223,553	-	-	10,223,553
Mid-cap blend	10,065,784	-	-	10,065,784
Large growth	9,976,376	-	-	9,976,376
Intermediate-term bond	8,862,867	-	-	8,862,867
Long-term bond	6,577,507	-	-	6,577,507
Inflation protected bond	5,088,045	-	-	5,088,045
Short-term bond	2,618,378	-	-	2,618,378
Money market fund	15,965,648	-	-	15,965,648
Cash surrender value of life insurance	-	35,379	-	35,379

Total assets at fair value	$301,202,206	$35,379	$-	$301,237,585

7.	Risks and Uncertainties

The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

8.	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Employer. The Plan invests in shares of mutual funds and a money market fund managed by the Vanguard Group, Inc. The Plan’s Trustee is a wholly owned subsidiary of the Vanguard Group, Inc. The Plan invests in an Employer Stock Fund, which is comprised of Employer common stock and cash, and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2011, the Plan purchased 34,894 units of the Employer Stock Fund for $3,962,323 and disposed of 145,864 units for $17,157,273. Quarterly dividends of $.135 per share were declared and paid by the Employer on various dates throughout the year. The Plan received $1,519,567 in dividend payments related to the Employer Stock Fund for the year ended December 31, 2011. These transactions qualify as party-in-interest transactions.

9.	Subsequent Events

Management has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

Supplemental Schedules

Energen Corporation

Employee Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Energen Stock Fund
*	Energen Stock Fund	Common stock fund; 2,722,706 shares
		and $398,222 cash	$45,513,577	$136,615,512

	Mutual funds
*	The Vanguard Group	Registered investment company,
	Vanguard Morgan Growth Fund	mutual fund; 570,543.607 shares	**	9,967,397

*	The Vanguard Group	Registered investment company,
	Vanguard 500 Index Fund	mutual fund; 181,434.383 shares	**	21,010,102

*	The Vanguard Group	Registered investment company,
	Vanguard Wellington Fund	mutual fund; 475,243.473 shares	**	14,894,130

*	The Vanguard Group
	Vanguard Long-Term Investment	Registered investment company,
	Grade Fund	mutual fund; 797,037.248 shares	**	8,201,513

*	The Vanguard Group	Registered investment company,
	Vanguard Windsor II Fund	mutual fund; 449,449.163 shares	**	11,586,799

*	The Vanguard Group	Registered investment company,
	Vanguard International Growth Fund	mutual fund; 478,574.811 shares	**	7,824,698

*	The Vanguard Group	Registered investment company,
	Vanguard Small-Cap Index Fund	mutual fund; 300,616.969 shares	**	10,034,594

*	The Vanguard Group
	Vanguard Intermediate-Term	Registered investment company,
	Investment Grade Fund	mutual fund; 1,031,537.388 shares	**	10,305,058

*	The Vanguard Group	Registered investment company,
	Vanguard Mid-Cap Index Fund	mutual fund; 519,111.841 shares	**	10,200,548

*	The Vanguard Group
	Vanguard Short-Term Investment	Registered investment company,
	Grade Fund	mutual fund; 337,186.353 shares	**	3,587,663

*	The Vanguard Group
	Vanguard Inflation-Protected	Registered investment company,
	Securities Fund	mutual fund; 373,561.414 shares	**	5,270,952

*	The Vanguard Group
	Vanguard Total International	Registered investment company,
	Stock Index Fund	mutual fund; 457,325.369 shares	**	5,972,669

*	The Vanguard Group
	Vanguard Target	Registered investment company,
	Retirement 2005	mutual fund; 27,296.979 shares	**	327,018

*	The Vanguard Group
	Vanguard Target	Registered investment company,
	Retirement 2010	mutual fund; 61,758.058 shares	**	1,385,233

*	The Vanguard Group
	Vanguard Target	Registered investment company,
	Retirement 2015	mutual fund; 352,558.19 shares	**	4,336,465

Energen Corporation

Employee Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	The Vanguard Group
	Vanguard Target	Registered investment company,
	Retirement 2020	mutual fund; 323,975.453 shares	**	7,027,028

*	The Vanguard Group
	Vanguard Target	Registered investment company,
	Retirement 2025	mutual fund; 431,456.113 shares	**	5,293,967

*	The Vanguard Group
	Vanguard Target	Registered investment company,
	Retirement 2030	mutual fund; 114,317.189 shares	**	2,391,516

*	The Vanguard Group
	Vanguard Target	Registered investment company,
	Retirement 2035	mutual fund; 134,460.585 shares	**	1,682,102

*	The Vanguard Group
	Vanguard Target	Registered investment company,
	Retirement 2040	mutual fund; 56,811.422 shares	**	1,164,634

*	The Vanguard Group
	Vanguard Target	Registered investment company,
	Retirement 2045	mutual fund; 82,237.821 shares	**	1,058,401

*	The Vanguard Group
	Vanguard Target	Registered investment company,
	Retirement 2050	mutual fund; 40,563.783 shares	**	827,907

*	The Vanguard Group
	Vanguard Target	Registered investment company,
	Retirement 2055	mutual fund; 730.534 shares	**	15,968

*	The Vanguard Group
	Vanguard Target	Registered investment company,
	Retirement Income	mutual fund; 19,595.223 shares	**	225,933

				144,592,295

	Money market fund
*	The Vanguard Group	Registered investment company,
	Vanguard Prime Money Market Fund	money market fund; 16,734,405.9 shares	**	16,734,406

	Notes receivable from participants
*	Notes receivable from participants	Various maturity dates and rates
		ranging from 4.25% to 10%	**	6,148,597
	Cash surrender value of life insurance
	Genw orth Life and Annuity Insurance Company	Cash surrender value of life insurance policies	**	33,931

				$304,124,741

*	Denotes party-in-interest to the Plan.
**	Cost of participant-directed investments is not required.

Energen Corporation

Employee Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2011

Series of transactions of same issue exceeding 5% of assets.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset (Include Interest Rates and and Maturity In Case of a Loan	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Energen Corporation	Common stock fund	$3,962,323	$-	$-	$-	$-	$-	$-
Energen Corporation	Common stock fund	$-	$17,157,273	$-	$-	$5,095,416	$17,157,273	$12,061,857